

March 15, 2013

Via Facsimile
Bryan J. Merryman
Chief Financial Officer
Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, CO 81303

> **Re:** **Rocky Mountain Chocolate Factory, Inc.**
> **Form 10-K for the Fiscal Year ended February 29, 2012**
> **Filed May 24, 2012**
> **Form 10-Q for the Fiscal Quarter ended November 30, 2012**
> **Filed January 14, 2013**
> **File No. 000-14749**

Dear Mr. Merryman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended February 29, 2012

Financial Statements, page 30

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page 36

Cash Equivalents, page 36

1. We note you consider all highly liquid instruments purchased with an original maturity of six months or less to be cash equivalents. Please identify the types of investments you have classified as cash equivalents that have original maturities greater than three

months, and explain how you concluded these instruments have the characteristics set forth in FASB ASC section 230-10-20 to be considered cash equivalents.

Inventories, page 37

2.   We note you state inventories at the lower of cost or market. Please explain how the application of this accounting policy has resulted in the consistent recognition of a loss of $60,000 for all financial statement periods presented.

Sales, page 37

3.   We note you recognize sales of products to franchisees at the time of delivery. With a view towards the guidance in FASB ASC paragraph 952-605-25-14, please address within your accounting policy how you price the products sold to the franchisees.

4.   Please tell us about and disclose any price protection, product return or similar rights you offer your customers. Additionally, explain to us how any such rights are reflected in your revenue recognition policies.

Franchise and Royalty Fees, page 38

5.   We note you recognize initial franchise fees upon opening of the franchise store. Please confirm at the time the franchise store is opened you have substantially performed and satisfied all material services and conditions related to the sale. Within your response please address how you have met all the conditions set forth in FASB ASC section 952-605-25 at the time the franchise store is opened. Additionally, describe all material services or conditions relating to the sale and explain how you determine when they have been substantially completed. In this regard, we note that on page 10 you discuss the training and support you provide to the franchisees. Tell us whether portions of the initial franchise fee relate to these services or rather fees for such services are built in to the ongoing fees charged to the franchisees.

Form 10-Q for the Fiscal Quarter ended November 30, 2012

Financial Statements, page 3

Note 1 – Nature of Operations and Basis of Presentation, page 6

Subsequent Events, page 7

6.   We note the series of transactions that occurred on January 14, 2013 that resulted in you obtaining a 60% controlling interest in U-Swirl, Inc. Please tell us how you intend to account for the interest in U-Swirl, Inc. in your financial statements as of and for the fiscal year ended February 28, 2013.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Karl Hiller *for*

Brad Skinner
Senior Assistant Chief Accountant